FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 October 2006.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 October 2006.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 October 2006.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 October 2006.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 October 2006.

6.	Press release entitled, “AstraZeneca Successfully Completes Mutual Recognition Procedure For Symbicort® Maintenance And Reliever Therapy (Symbicort SMART®) in the EU”, dated 9 October 2006.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 October 2006.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 October 2006.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 October 2006.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 October 2006.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 October 2006.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 October 2006.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 October 2006.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 October 2006.

15.	Press release entitled, “ AstraZeneca Submits EU and Canadian Regulatory Filings for Sustained Release Formulation SEROQUEL SR™ for the Treatment of Schizophrenia”, dated 19 October 2006.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 October 2006.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 October 2006.

18.	Press release entitled, “FDA Approves AstraZeneca’s SEROQUEL® for Bipolar Depression Treatment”, dated 23 October 2006.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 October 2006.

20.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 24 October 2006.

21.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 October 2006.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 October 2006.

23.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2006 (front half)”, dated 26 October 2006.

24.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2006 Consolidated Income Statement (back half)”, dated 26 October 2006.

25.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 October 2006.

26.	Press release entitled, “AstraZeneca PLC Irrevocable, Non-Discretionary Share Repurchase Programme”, dated 27 October 2006.

27.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 30 October 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	03 November 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 393,451 ordinary shares of AstraZeneca PLC at a price of 3344 pence per share on 2 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,550,434,585.

G H R Musker
Company Secretary
3 October 2006

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 395,612 ordinary shares of AstraZeneca PLC at a price of 3326 pence per share on 3 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,550,084,431.

G H R Musker
Company Secretary
4 October 2006

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 395,338 ordinary shares of AstraZeneca PLC at a price of 3328 pence per share on 4 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,549,703,344.

G H R Musker
Company Secretary
5 October 2006

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 392,087 ordinary shares of AstraZeneca PLC at a price of 3356 pence per share on 5 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,549,320,327.

G H R Musker
Company Secretary
6 October 2006

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 396,861 ordinary shares of AstraZeneca PLC at a price of 3315 pence per share on 6 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,548,929,846.

G H R Musker
Company Secretary
9 October 2006

Item 6

AstraZeneca Successfully Completes Mutual Recognition Procedure For Symbicort® Maintenance And Reliever Therapy (Symbicort SMART®) in the EU

AstraZeneca today announced that it has successfully completed the European Union Mutual Recognition Procedure (MRP) for Symbicort® Maintenance And Reliever Therapy (Symbicort SMART®). This new treatment approach enables patients to take control of their asthma and use just one inhaler for both maintenance and relief of asthma symptoms.

Symbicort SMART is licensed for use in adults who need an inhaled corticosteroid (ICS) and a long acting bronchodilator (LABA) combination treatment. National approvals are expected to be issued throughout the EU over the coming months.

Asthma is a chronic inflammatory condition of the airways characterised by reversible airway obstruction. It is a variable condition that can change both daily and seasonally. With Symbicort SMART, patients take a maintenance dose of Symbicort to keep control of their asthma and if further symptoms occur, can take additional inhalations ‘as needed’, to provide symptom relief. When compared to traditional gold standard therapy, using multiple separate inhaler devices, Symbicort SMART is a more effective way to manage asthma, as it provides a simple way for patients to improve daily symptom control and reduce the risk of asthma attacks.

Dr John Patterson, Executive Director, Development for AstraZeneca said, “This new treatment approach has the potential to improve the lives of many patients with asthma in Europe. By reducing both symptoms and the number of attacks they experience, patients can now achieve excellent asthma control using only one inhaler rather than the traditional approach of using multiple inhalers.”

Symbicort SMART has been studied in a wide clinical trial programme involving over 14,000 patients with mild to severe persistent asthma. These studies consistently show that Symbicort SMART, irrespective of asthma severity, reduces the risk of patients developing potentially life-threatening asthma attacks significantly better than fixed dosing with either higher doses of ICS alone or with an ICS/LABA combination therapy plus a short-acting bronchodilator.

This extensive clinical trial programme includes COMPASS, a large, double-blinded, head-to-head study involving 3,335 patients with moderate to severe asthma, comparing Symbicort SMART to a double maintenance dose of Symbicort and with a similar dose of SeretideÔ (fluticasone/salmeterol). When compared to Seretide, Symbicort SMART was shown to reduce the risk of a severe asthma attack (primary endpoint) by 33 percent and to significantly reduce the total number of severe asthma attacks by 39 percent. Similar effects were reported with Symbicort SMART when compared to double the maintenance dose of Symbicort. Symbicort SMART patients had equal levels of daily asthma control compared to both fixed dose treatment approaches, yet received a lower overall steroid load during the six-month study period. No differences were seen in the safety of these treatment approaches.

Further data from the SMILE study, recently published in The Lancet, showed for the first time a positive effect of giving an inhaled steroid for daily maintenance and as-needed, i.e. to both prevent and treat symptoms. SMILE evaluated the benefits of different as needed therapies: budesonide/formoterol, formoterol or terbutaline on top of Symbicort maintenance therapy, in preventing asthma attacks. The use of as-needed budesonide/formoterol provided increased protection from severe attacks compared with terbutaline as-needed on top of Symbicort maintenance therapy. In addition, the use of budesonide/formoterol as-needed was significantly more effective than formoterol as-needed on top of Symbicort maintenance therapy.

Symbicort is currently approved in more than 90 countries and in July 2006 received US Food and Drug Administration (FDA) approval for maintenance treatment of asthma. Symbicort SMART is already approved in Argentina, Australia, Brazil, Mexico, the Philippines, Switzerland and Thailand. Symbicort has reached more than 5 million patient years, with sales reaching $585 million in the first half of 2006.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $23.95 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

9 October 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033
Chris Major, Tel: +44 (0) 207 304 5028

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

- - Ends - -

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 397,611 ordinary shares of AstraZeneca PLC at a price of 3309 pence per share on 9 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,548,551,681.

G H R Musker
Company Secretary
10 October 2006

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 397,444 ordinary shares of AstraZeneca PLC at a price of 3311 pence per share on 10 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,548,154,733.

G H R Musker
Company Secretary
11 October 2006

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 399,294 ordinary shares of AstraZeneca PLC at a price of 3295 pence per share on 11 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,547,760,226.

G H R Musker
Company Secretary
12 October 2006

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 396,195 ordinary shares of AstraZeneca PLC at a price of 3321 pence per share on 12 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,547,364,497.

G H R Musker
Company Secretary
13 October 2006

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 393,211 ordinary shares of AstraZeneca PLC at a price of 3346 pence per share on 13 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,546,975,890.

G H R Musker
Company Secretary
16 October 2006

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 390,934 ordinary shares of AstraZeneca PLC at a price of 3365 pence per share on 16 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,546,597,346.

G H R Musker
Company Secretary
17 October 2006

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 389,295 ordinary shares of AstraZeneca PLC at a price of 3379 pence per share on 17 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,546,218,795.

G H R Musker
Company Secretary
18 October 2006

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 385,539 ordinary shares of AstraZeneca PLC at a price of 3411 pence per share on 18 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,545,842,427.

G H R Musker
Company Secretary
19 October 2006

Item 15

AstraZeneca Submits EU and Canadian Regulatory Filings for Sustained Release Formulation SEROQUEL SRTM for the Treatment of Schizophrenia

AstraZeneca today announced further submissions to Regulatory Authorities for the approval of the sustained release (SR) once-daily formulation of SEROQUEL® for the treatment of patients with schizophrenia, including Canada and a Marketing Authorisation Application (MAA) in the European Union (EU) under Mutual Recognition Procedure (MRP). The submission will cover all markets in the EU where SEROQUEL® is currently approved.

This follows the NDA for SEROQUEL SRTM submitted in the US earlier this year. The clinical development programme supporting the SEROQUEL SRTM application in the EU included trials using a titration period aimed at achieving a therapeutically effective dose by the second day of treatment. Another trial studied schizophrenia relapse prevention in long-term treatment with SEROQUEL SRTM. The SR formulation has patent protection to 2017.

SEROQUEL® (quetiapine fumarate) has a well-established safety and efficacy profile and to date it is estimated that over 19 million people have been treated worldwide. SEROQUEL® has been licensed for the treatment of schizophrenia since 1997 and it is available in 85 countries for the treatment of this condition. SEROQUEL® is also licensed in 73 countries for the treatment of mania associated with bipolar disorder. SEROQUEL® is the number one prescribed atypical antipsychotic in the United States, with global sales of almost $2.8 billion in 2005.

19th October 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel +1 (212) 579 0506

-Ends-

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 376,600 ordinary shares of AstraZeneca PLC at a price of 3487 pence per share on 19 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,545,493,889.

G H R Musker
Company Secretary
20 October 2006

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 375,275 ordinary shares of AstraZeneca PLC at a price of 3500 pence per share on 20 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,545,295,285.

G H R Musker
Company Secretary
23 October 2006

Item 18

FDA Approves AstraZeneca’s SEROQUEL® for Bipolar Depression Treatment

AstraZeneca has announced that the U.S. Food and Drug Administration (FDA) has approved SEROQUEL® (quetiapine fumarate) for the treatment of patients with depressive episodes associated with bipolar disorder. SEROQUEL already is approved for the treatment of acute manic episodes associated with bipolar I disorder and for the treatment of schizophrenia. SEROQUEL is now the first and only single medication approved by the FDA to treat both depressive and manic episodes associated with bipolar disorder.

The FDA approval was based primarily on results from the clinical trial programme known as BOLDER (BipOLar DEpRession), which comprises the BOLDER I and BOLDER II studies. In these studies, patients taking SEROQUEL showed an improvement in depressive symptoms starting at week one compared to those taking placebo, and this improvement continued throughout the eight-week study. The recommended dose is 300 mg once-daily, to be achieved by day four of treatment.

More than seven million American adults are affected by bipolar disorder, a serious psychiatric condition also known as manic depressive illness. Patients with bipolar disorder are symptomatic almost half of their lives, and approximately two-thirds of that time is spent in the depressed phase of the illness. For many people with bipolar disorder, the depressive symptoms are significantly more debilitating than the manic symptoms associated with the illness.

“The new indication for SEROQUEL provides physicians and their patients with a single medication to treat both the depressive and manic episodes associated with bipolar disorder,” said John Patterson, Executive Director Development, AstraZeneca. “Treating acute bipolar disorder with a single medication may help patients adhere to their medication regimen.”

Both studies in the BOLDER programme were double-blind, placebo-controlled trials of outpatients (N=1,045) with bipolar I or II disorder. Patients were randomized to receive eight weeks of treatment with fixed doses of SEROQUEL® (300 mg or 600 mg) or placebo administered once-daily. Efficacy in bipolar depression was demonstrated in the studies at both 300 mg a day and 600 mg a day. No additional benefit was seen in the 600 mg a day dose groups. Therefore, the recommended dose is 300 mg once-daily, to be achieved by day four of treatment.

SEROQUEL was generally well tolerated, with adverse event types similar to those seen in other clinical trials of SEROQUEL in bipolar mania and schizophrenia. The most frequent adverse events seen in the bipolar depression trials were dry mouth, sedation, somnolence, dizziness and constipation.

Because the depressive symptoms associated with bipolar disorder are also seen in major depressive disorder, a proper diagnosis can be difficult to achieve. In fact, studies show that as many as 69 percent of people with bipolar disorder were misdiagnosed, with the most frequent misdiagnosis being major depressive disorder. This misdiagnosis can lead to unfocused treatment that may exacerbate the disease.

Beyond schizophrenia, bipolar mania and bipolar depression, the ongoing clinical development programme includes investigations of the use of SEROQUEL in bipolar maintenance. Regulatory filings for the treatment of schizophrenia with a sustained release formulation of quetiapine fumarate, SEROQUEL SR™, were submitted this year to regulatory authorities in the US, EU and other markets. Ongoing SEROQUEL SR™ clinical studies also cover major depressive disorder and generalized anxiety disorder. SEROQUEL is the number 1 prescribed atypical antipsychotic in the United States. With a well-established safety and efficacy profile, SEROQUEL has had more than 19 million patient exposures worldwide since its launch in 1997. In 2005, global sales for SEROQUEL reached $2.8 billion.

23 October 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel +1 (212) 579 0506

-Ends-

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 373,998 ordinary shares of AstraZeneca PLC at a price of 3511 pence per share on 23 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,545,017,344.

G H R Musker
Company Secretary
24 October 2006

Item 20

Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R

We hereby inform you that the Company was notified on 24 October 2006 that Martin Nicklasson, Executive Vice-President, Global Marketing, a person discharging managerial responsibilities, purchased AstraZeneca PLC USD0.25 Ordinary Shares traded on the Stockholm Stock Exchange as follows:

- on 28 August 2006, 3,500 shares at a price of SEK455.5 per share and 650 shares at a price of SEK454 per share;

- on 29 August 2006, 2,050 shares at a price of SEK461.5 per share and 1,450 shares at a price of SEK462 per share.

G H R Musker
Company Secretary
24 October 2006

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 376,597 ordinary shares of AstraZeneca PLC at a price of 3490 pence per share on 24 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,544,729,908.

G H R Musker
Company Secretary
25 October 2006

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 375,299 ordinary shares of AstraZeneca PLC at a price of 3501 pence per share on 25 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,544,379,921.

G H R Musker
Company Secretary
26 October 2006

Item 23

AstraZeneca PLC
Third Quarter and Nine Months Results 2006

“A strong third quarter with sales up 11 percent and Earnings per Share up 34 percent.”

Financial Highlights

Group	3rd Quarter	3rd Quarter	Actual	CER	9 Months	9 Months	Actual	CER
	2006	2005	%	%	2006	2005	%	%
	$m	$m			$m	$m
Sales	6,516	5,789	+13	+11	19,321	17,664	+9	+11
Operating Profit	2,106	1,695	+24	+24	6,213	4,866	+28	+29
Profit before Tax	2,187	1,743	+25	+25	6,440	4,978	+29	+30
Earnings per Share	$1.01	$0.76	+33	+34	$2.93	$2.14	+37	+38
Adjusted to exclude
Toprol-XLTM in US*
Sales	6,143	5,455	+13	+11	18,216	16,719	+9	+11
Earnings per Share	$0.87	$0.65	+34	+34	$2.53	$1.84	+38	+39
* This Non-GAAP presentation excludes US sales and earnings contribution from Toprol-XLTM from both current year and prior year periods.

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third quarter sales increased by 11 percent to $6,516 million and operating profit increased by 24 percent to $2,106 million.
Sales increase in the third quarter was driven by the strong performance of five key growth products whose combined sales increased by 21 percent to $3,322 million.
Sales for the nine months were $19,321 million, up 11 percent. Operating profit for the nine months increased by 29 percent (including the $109 million divestment gain recognised in the second quarter of this year). Operating margin for the nine months was 32.2 percent of sales.
Free cash flow of $4,793 million for the nine months. Share repurchases (net of shares issued) totalled $2,024 million year to date.
CrestorTM share of new prescriptions in the US statin market reached 9.6 percent in the week ending 13 October.
Regulatory submission for sustained release (SR) formulation of SeroquelTM in the European Union announced 19 October. US regulatory approval for the treatment of bipolar depression received on 20 October. Seroquel™ is now the first and only single medication approved to treat both depressive and manic episodes associated with bipolar disorder.
Investigational drug NXY-059 does not meet efficacy endpoints in a pivotal Phase III trial in Acute Ischemic Stroke (the SAINT II study). The Company plans no further development.
Successful completion of the European Union Mutual Recognition Procedure for SymbicortTM Maintenance And Reliever Therapy (Symbicort SMARTTM ) announced 9 October; launches for this new asthma treatment concept will take place over the coming months.
The Company now anticipates earnings per share between $3.85 and $3.95 for the full year.

David Brennan, Chief Executive Officer, said: “For the Third Quarter we have produced another strong set of results, and have increased our financial targets for the full year. While today’s announcement of the clinical trial results for NXY-059 is disappointing, I remain committed to maintaining this operating and financial momentum and to strengthening the pipeline.”

London, 26 October 2006
Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Emily Denney (Wilmington)	(302) 886 3451
Analyst/Investor Enquiries:	Mina Blair/Jonathan Hunt (London)	(020) 7304 5084/ 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Pictures of senior executives are available on www.newscast.co.uk. Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Sales in the third quarter increased by 11 percent at CER, or 13 percent on an as reported basis (including an exchange benefit of 2 percent). Sales in the US were up 18 percent. Outside the US, sales were up 5 percent resulting from weakness in Europe (up 1 percent); sales in other markets grew by 12 percent.

R&D expense, including the consolidation of Cambridge Antibody Technology R&D spend, increased by 19 percent at CER compared with the third quarter last year (which was the lowest quarterly spend in 2005). SG&A expenses were up 4 percent at CER. Operating profit in the third quarter was up 24 percent to $2,106 million; operating margin was 32.3 percent. Earnings per share in the third quarter were $1.01 versus $0.76 in 2005, an increase of 34 percent.

The combined sales of five key growth products (NexiumTM, SeroquelTM, CrestorTM, ArimidexTM and SymbicortTM) grew by 21 percent in the third quarter to $3,322 million.

NexiumTM sales in the third quarter were up 13 percent to $1,280 million. Sales in the US were up 15 percent as continued strong volume growth was partially offset by lower realised prices.

SeroquelTM sales were up 19 percent to $848 million. On 19 October, the Company announced the regulatory submission for a sustained release (SR) once-daily formulation of SeroquelTM in the European Union. The US Food and Drug Administration (FDA) approved SeroquelTM for the treatment of patients with depressive episodes associated with bipolar disorder on 20 October.

CrestorTM sales in the quarter were $536 million, up 62 percent. CrestorTM share of new prescriptions in the US statin market in the week ending 13 October was 9.6 percent. CrestorTM sales in other markets were up 66 percent.

ArimidexTM sales in the third quarter were $382 million, up 24 percent. In August, ArimidexTM became the market leader in total prescriptions for hormonal treatments for breast cancer in the US market, surpassing tamoxifen for the first time.

SymbicortTM sales in the quarter were $276 million, up 11 percent. On 9 October, the successful completion of the European Union Mutual Recognition Procedure for SymbicortTM Maintenance And Reliever Therapy (Symbicort SMARTTM) was announced. This new treatment approach enables patients to take control of their asthma and use just one inhaler for both maintenance and relief of asthma symptoms.

Nine Months

For the nine months, sales increased 11 percent at CER, or 9 percent on an as reported basis (including a 2 percent adverse impact from currency movements). Sales in the US were up 15 percent, with sales in other markets up 7 percent. Combined sales for five key growth products were $9,616 million (up 23 percent): NexiumTM (up 12 percent), SeroquelTM (up 26 percent), CrestorTM (up 53 percent), ArimidexTM (up 30 percent) and SymbicortTM (up 19 percent).

At CER, the rate of SG&A expense growth (up 6 percent) was 5 percentage points less than the rate of sales growth, resulting in an improved operating margin (32.2 percent of sales), despite the 14 percent increase in R&D expenditure for the nine months. Operating profit increased by 29 percent to $6,213 million (including the $109 million divestment gain recognised in the second quarter this year). Earnings per share were $2.93 compared with $2.14 last year, an increase of 38 percent.

Future Prospects

For the full year, the Company now anticipates earnings per share in the range of $3.85 to $3.95.

Included in this target is around 10 cents of earnings related to Toprol-XLTM in the US for the remaining 2 months of the year. This 10 cents of earnings exposure excludes any one-time asset or inventory adjustments that may be required should generic companies receive final regulatory approval and seek to launch “at risk”.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: when and if a generic competitor to Toprol-XL™ were introduced in the US market prior to completion of Appellate Court process, the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™ and Arimidex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2005 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Third Quarter		CER %	Nine Months		CER %

	2006	2005		2006	2005

Nexium™	1,280	1,127	+13	3,752	3,386	+12
Losec™ / Prilosec™	324	376	-15	1,024	1,241	-15

Total	1,625	1,518	+6	4,830	4,678	+4

  Third quarter sales for NexiumTM in the US were up 15 percent versus the third quarter 2005 on continued strong volume growth partially offset by lower realised prices. Dispensed tablet volume for NexiumTM increased by 19 percent in the quarter, although growth in September (up 15 percent) was affected by the loss of a managed healthcare plan contract. PPI market growth was 13 percent in the quarter. Volume for generic omeprazole was up 68 percent; all other brands in aggregate declined by 5 percent in the quarter.

  US sales for NexiumTM for the nine months were up 11 percent.

  Sales of NexiumTM in other markets were up 6 percent in the quarter and 12 percent year to date, affected by the significant reduction in the reference price for PPI’s in Germany. Excluding Germany, RoW sales for the quarter increased by 11 percent, and by 18 percent for the nine months.

  For the nine months, PrilosecTM sales were down 18 percent in the US and LosecTM sales in other markets were down 15 percent.

Cardiovascular

	Third Quarter		CER %	Nine Months		CER %

	2006	2005		2006	2005

Seloken™ / Toprol-XL™	473	437	+7	1,407	1,280	+10
Crestor™	536	325	+62	1,403	915	+53
Atacand™	279	238	+13	809	727	+12
Plendil™	68	82	-18	210	287	-26
Zestril™	76	83	-10	229	248	-6

Total	1,579	1,327	17	4,509	3,954	+15

  Sales of Toprol-XLTM in the US were up 12 percent for the quarter and 17 percent for the nine months. Total prescriptions for Toprol-XLTM increased by 12 percent for the nine months; the beta blocker market growth was 8 percent. To date, the only Abbreviated New Drug Application filed by a generic company to receive FDA approval has been that filed by Eon Labs Manufacturing, Inc.

  Sales of SelokenTM in other markets were down 6 percent in the third quarter and 8 percent for the nine months.

  In the US, CrestorTM sales increased 59 percent in the third quarter to $301 million. CrestorTM share of new prescriptions in the US statin market was 9.6 percent in the week ending 13 October. Market share in the dynamic segment (new and switch patients) was 14.0 percent in the latest week. US sales for the nine months were up 50 percent.

  In other markets, CrestorTM sales increased 66 percent in the third quarter to $235 million, on a strong performance in Europe (up 57 percent) and some initial stocking sales in Japan, as the product becomes more widely available following the successful completion of the interim report of the post-marketing surveillance programme. Volume share of the statin market for CrestorTM is now 15.9 percent in Canada; 11.2 percent in the Netherlands; 18.0 percent in Italy; and 10.9 percent in France.

  CrestorTM sales in other markets were up 57 percent for the nine months.

  AtacandTM sales in the US were up 23 percent in the third quarter, on 4 percent growth in prescriptions, price changes and some inventory movements. Sales were up 7 percent for the nine months.

AstraZeneca PLC

  In other markets, AtacandTM sales increased 10 percent in the third quarter and increased 15 percent year to date.

  PlendilTM sales were down 18 percent in the quarter and down 26 percent year to date as a result of generic competition in the US market, where sales for the nine months were down 74 percent.

Respiratory

	Third Quarter		CER %	Nine Months		CER %

	2006	2005		2006	2005

Pulmicort™	263	234	+11	892	824	+9
Symbicort™	276	240	+11	861	742	+19
Rhinocort™	83	91	-9	270	295	-8
Oxis™	21	23	-13	65	69	-5
Accolate™	20	14	+43	59	55	+7

Total	696	636	+7	2,252	2,100	+9

  Sales of SymbicortTM increased 11 percent to $276 million in the third quarter. Sales for the nine months were up 19 percent.

  Successful completion of the European Union Mutual Recognition Procedure for SymbicortTM Maintenance And Reliever Therapy (Symbicort SMARTTM ) was announced on 9 October. Symbicort SMARTTM is licensed for use in adults who need an inhaled corticosteroid and a long acting bronchodilator combination treatment. With this new treatment approach, patients take a maintenance dose of SymbicortTM to keep control of their asthma and, if further symptoms occur, can take additional inhalations “as needed” to provide symptom relief.

  Worldwide sales of PulmicortTM continue to be driven by the growth of PulmicortTM RespulesTM in the US, where sales were up 28 percent in the quarter and 21 percent for the nine months. Estimated volume growth for PulmicortTM RespulesTM for the nine months is around 7 percent; the variance with reported sales growth is a combination of inventory movements, managed care rebate adjustments and price changes.

  RhinocortTM sales year to date were down 8 percent, chiefly on sales of RhinocortTM Aqua in the US market (down 12 percent). RhinocortTM Aqua prescriptions in the US were down 15 percent for the nine months.

Oncology

	Third Quarter		CER %	Nine Months		CER %

	2006	2005		2006	2005

Arimidex™	382	303	+24	1,096	856	+30
Casodex™	299	276	+7	879	840	+8
Zoladex™	255	258	-2	736	752	+1
Iressa™	62	61	+5	174	201	-10
Faslodex™	47	37	+24	138	101	+38
Nolvadex™	21	26	-15	66	86	-18

Total	1,076	963	+11	3,105	2,844	+12

  In the US, sales of ArimidexTM were up 28 percent in the third quarter and for the nine months. Total prescriptions in the US were up 23 percent year to date. ArimidexTM market share of total prescriptions for hormonal treatments for breast cancer in the US increased to 37.2 percent in September. In August, ArimidexTM achieved market leadership as prescriptions exceeded those for tamoxifen for the first time.

  ArimidexTM sales in other markets were up 22 percent in the third quarter, and up 32 percent for the nine months, on strong year to date sales growth in Europe (up 34 percent) and Asia Pacific (up 27 percent).

  In August 2006, the consensus findings of the International Aromatase Inhibitor Panel were published, in which the panel agreed that aromatase inhibitors, such as ArimidexTM , surpass tamoxifen as the most effective treatment option for post-menopausal women with early, hormone-sensitive breast cancer.

  CasodexTM sales for the nine months were up 19 percent in the US, on estimated volume growth of 7 percent. Sales in other markets were up 5 percent year to date.

AstraZeneca PLC

  IressaTM sales in the third quarter increased by 5 percent as a result of a 17 percent increase in sales in Asia Pacific. For the nine months, IressaTM sales were down 10 percent, but increased by 12 percent outside of the US.

  FaslodexTM sales increased by 38 percent for the nine months, to $138 million, as sales were up 93 percent in Europe and were up 12 percent in the US.

Neuroscience

	Third Quarter		CER %	Nine Months		CER %

	2006	2005		2006	2005

Seroquel™	848	706	+19	2,504	2,006	+26
Zomig™	99	86	+13	295	258	+16

Total	1,150	1,001	+14	3,464	2,975	+17

  In the US, SeroquelTM sales in the third quarter were up 19 percent to $613 million. Total prescriptions increased by 12 percent year to date, well ahead of the market growth rate. Sales in the US for the nine months were up 26 percent.

  In other markets, SeroquelTM sales were up 20 percent in the third quarter and 24 percent for the nine months.

  Regulatory filing in the European Union for a sustained release (SR) once-daily formulation for SeroquelTM was announced on 19 October.

  Seroquel™ was approved in the US for the treatment of patients with depressive episodes associated with bipolar disorder on 20 October.

  ZomigTM sales comparisons in the US versus the prior year continue to be affected by the resumption of full responsibility for US commercialisation on 1 April 2005. ZomigTM sales in the US were up 52 percent in the quarter and 55 percent for the nine months.

  Sales of ZomigTM in other markets were down 5 percent in the third quarter and 3 percent year to date.

Geographic Sales

	Third Quarter		CER %	Nine Months		CER %

	2006	2005		2006	2005

US	3,100	2,621	+18	9,059	7,864	+15
Europe	2,118	2,012	+1	6,545	6,374	+7
Japan	370	367	+7	1,061	1,103	+4
RoW	928	789	+15	2,656	2,323	+12

  Sales growth in the US in the third quarter was fuelled by the sales of key growth products (NexiumTM , SeroquelTM , CrestorTM and ArimidexTM ) whose combined sales increased by 23 percent.

  In Europe, third quarter growth for CrestorTM (up 57 percent), SeroquelTM (up 25 percent), ArimidexTM (up 17 percent) and SymbicortTM (up 11 percent) were the highlights for what was otherwise a difficult quarter.

  Third quarter sales in Japan were up 7 percent on growth in oncology products and initial stocking sales for CrestorTM .

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Reported sales increased by 13 percent and operating profit by 24 percent. At constant exchange rates, sales increased by 11 percent and operating profit by 24 percent.

Currency movements for the quarter had a positive impact on sales of 2 percent and were neutral to operating profit. In comparison to quarter three last year, the dollar was weaker against the euro (4 percent), increasing sales, and also against the Swedish krona (6 percent) and sterling (5 percent), increasing costs. As a result of this currency profile there was minimal currency impact to earnings per share for the quarter.

Underlying US sales growth is broadly in line with reported growth of 18 percent after adjusting for managed market accruals, inventory movements and other factors. Outside the US, sales increased by 5 percent.

Reported operating margin increased by 3.0 percentage points from 29.3 percent to 32.3 percent. Excluding the effects of currency and other income, underlying margin improved 2.3 percentage points for the quarter.

Gross margin increased by 1.0 percentage points to 79.5 percent of sales. Payments to Merck at 4.8 percent of sales were level with the third quarter last year. Currency reduced gross margin by 0.1 percentage points over quarter three last year and royalty payments decreased margin by 0.3 percentage points. Taken together this implies an underlying margin increase of 1.4 percentage points, primarily due to a more favourable product and market mix as well as increased operational efficiencies.

R&D expenditure was $962 million in the third quarter, up 19 percent over last year due to increased activity levels related to the progression of the in-house portfolio and the effect of the externalisation strategy. Included in R&D is $31 million of investment related to Cambridge Antibody Technology Group plc, which accounted for approximately 4 percent of the growth over quarter three last year. In comparison to the low third quarter 2005, R&D investment reduced operating margin by 1.0 percentage points.

SG&A increased by 4 percent to $2,180 million for the quarter resulting from increased investment in emerging markets and the continued investment in our key products across the business. Our ability to hold the rate of SG&A growth below the rate of growth of sales led to SG&A adding 2.2 percentage points to operating margin in the quarter.

Higher other income increased operating margin by 1.2 percentage points, due primarily to an increase in royalties.

The fair value adjustments relating to financial instruments amounted to a $17 million charge in the quarter; $16 million charge to cost of sales and $1 million charge to interest.

Nine Months

Reported sales increased by 9 percent and operating profit by 28 percent. At constant exchange rates, sales increased by 11 percent and operating profit by 29 percent.

Currency had an adverse impact on sales of 2 percent and 1 percent on operating profit. Cumulatively, exchange has decreased EPS by 2 cents. Assuming current exchange rates remain unchanged for the remainder of the year, we would expect to see a further adverse impact to EPS in quarter four of around 2 cents.

Underlying US sales growth approximates to reported sales growth of 15 percent for the nine months. Outside the US, sales increased by 7 percent.

Operating margin increased by 4.7 percentage points from 27.5 percent to 32.2 percent. Excluding the effects of currency and other income, underlying margin improved 3.1 percentage points for the nine months.

Gross margin increased by 1.9 percentage points to 79.4 percent of sales. Payments to Merck (4.7 percent of sales) had a neutral effect on gross margin with currency and royalties reducing gross margin by 0.1 percentage points and 0.2 percentage points respectively. Excluding prior year costs for the early termination of the Medpointe Zomig™ US distribution agreement, underlying margin improved by 2.0 percentage points.

AstraZeneca PLC

R&D expenditure was up 14 percent to $2,778 million (13 percent excluding Cambridge Antibody Technology Group plc investment) reducing operating margin by 0.4 percentage points. SG&A increased by 6 percent over last year to $6,585 million, adding 1.5 percentage points to operating margin.

Higher other income increased operating margin by 1.4 percentage points due principally to higher royalties and the $109 million gain recognised in quarter two from the divestment of the US anaesthetics and analgesic products to Abraxis Biosciences, Inc.

The fair value adjustments relating to financial instruments amounted to a $21 million charge for the nine months to cost of sales.

Toprol-XL™

In the nine months, Toprol-XL™ contributed US sales of $1,105 million and EPS of 40 cents. While uncertainties remain as to whether, when and with which strengths generic companies will launch, the Company believes that future performance can be best judged by excluding Toprol-XL™ from current performance. Consequently, if Toprol-XL™ were excluded from the current and prior period for the nine months, sales growth would be 11 percent (11 percent for the quarter) and EPS growth would be 39 percent (34 percent for the quarter).

Based on current forecasts, the contribution of Toprol-XL™ to EPS for the remaining two months of the year is estimated at 10 cents, assuming no generic launches “at risk”.

Interest and Dividend Income

Net interest and dividend income for the nine months was $227 million (2005 $112 million), with $81 million in the third quarter (2005 $48 million). The increase over 2005 is primarily attributable to higher average investment balances and yields. The reported amounts include $35 million (2005 $13 million) in the nine months, and $11 million (2005 $2 million) in the quarter, arising from employee benefit fund assets and liabilities reported under IAS 19, “Employee Benefits”.

Taxation

The effective tax rate for the nine months was 28.3 percent (27.2 percent for quarter) compared with 29.8 percent (29.4 percent for quarter) for the same period last year. The decrease over 2005 is primarily due to tax benefits on share based payments and a different geographical mix of profits. The tax benefit in relation to share based payments had the effect of reducing the tax rate by 0.7 percentage points for the nine months, driven by a higher tax credit recognised as a result of the increase in the share price applied to all outstanding options. The 2005 rate included a one-off adverse impact of no tax relief in respect of the LosecTM fine. It is anticipated that the full year tax rate for 2006 will be in the range of 28 to 29 percent.

Cash Flow

Free cash flow* for the nine months was $4,793 million compared to $4,294 million in the same period of 2005.

Shareholder returns of $4,244 million comprising net share repurchases of $2,024 million and $2,220 million dividend payments and a net $1,170 million cash outflow from the acquisitions (net of cash acquired), resulted in an overall decrease in net funds of $435 million.

Cash generated from operating activities in the period was $5,533 million, $719 million higher than in the first nine months of 2005. An increase in profit before tax of $1,462 million was offset by a $236 million increase in working capital requirements and a $422 million increase in tax paid.

Net cash outflows from investing activities of $557 million for the nine months compared to $621 million in 2005. Net cash from investing activities was affected by the management of group funds, with funds being transferred between long-term deposits and liquid cash; inflows for the nine months of $1,353 million contrast with outflows of $101 million in 2005. During the nine months, cash of $1,170 million was paid for the acquisition of Cambridge Antibody Technology Group plc and KuDOS Pharmaceuticals Limited. There was a $352 million increase in expenditure on intangible assets, mainly as a result of new collaboration deals.

* - Cash flows before share issues and returns to shareholders; movements in short term investments, fixed deposits and short term borrowings; and acquisitions.

AstraZeneca PLC

Investments

The Company announced in July a collaboration with Abbott Laboratories to co-develop and market a combination product using CrestorTM and Abbott’s proprietary, next generation TriCor® (ABT-335).

In August, the Company completed the acquisition of Cambridge Antibody Technology Group plc (CAT). The Company has consolidated total net assets of approximately $1,200 million on the acquisition, including intangible assets and goodwill of approximately $1,300 million (representing products in development, royalty income from launched products and the technologies utilised in developing monoclonal antibodies together with the resultant libraries), deferred tax liabilities of $355 million and other net assets of $295 million. On 25 October, the Company disposed of the Humira royalty stream, an asset acquired as part of the acquisition of CAT, to Royalty Pharma for $700 million, settled in cash (subject to adjustment for all royalty amounts accrued for and received by CAT since 1 January 2006). There was no gain or loss on disposal. The disposal has the effect of reducing the intangible assets and goodwill recognised to approximately $600 million. Consequently the associated annual amortisation will be reduced from approximately $80 million to $20 million, offsetting the effect of the disposal of the royalty income stream.

The Company also announced in August a research and commercialisation agreement with Pozen Inc. to co-develop and market a fixed dose combination product of esomeprazole and coated naproxen. The upfront payment of $40 million, which was settled in cash, has been capitalised as an intangible asset.

During September, the Company has announced collaboration and commercialisation agreements with Dynavax Technologies Corporation and Schering AG. The initial payments totalling $23 million have been capitalised as intangible assets.

Share Repurchase Programme

During the third quarter, 21.4 million shares were repurchased for cancellation at a total cost of $1,331 million, bringing the total repurchases for the first nine months of the year to 52.5 million shares at a total cost of $2,958 million. During the first nine months, 22.5 million shares were issued, in consideration of share option exercises and in relation to employee share plans, for a total of $934 million. It is anticipated that share repurchases (net of new issues) for the full year will be around $3 billion.

The total number of shares in issue at 30 September 2006 was 1,551 million.

The share buy back programme is calculated to have added 5 cents to EPS for the nine months after allowing for an estimate of interest income foregone.

R&D Update

The regulatory filing for a sustained release (SR) formulation for SeroquelTM in the European Union was submitted on 19 October. The US FDA approved Seroquel™ for the treatment of patients with depressive episodes associated with bipolar disorder on 20 October.

The successful completion of the European Union Mutual Recognition Procedure for SymbicortTM Maintenance And Reliever Therapy (Symbicort SMARTTM) was announced on 9 October.

The METEOR clinical trial for CrestorTM has been completed and the study has been submitted for presentation at the American College of Cardiology meeting in March 2007. The findings from the METEOR study, together with data from the ASTEROID and ORION studies, will form the basis of the planned regulatory submission for atherosclerosis in the first half of 2007.

As announced on 26 October, results from the SAINT II trial showed that the investigational drug NXY-059 did not meet its primary outcome of a statistically significant reduction in stroke related disability, as assessed by the modified Rankin Scale (mRS) (p=0.33, odds ratio 0.94) . AstraZeneca plans no further development of NXY-059 in acute ischemic stroke.

The Phase III study of Iressa™ (gefitinib) in patients with highly refractory squamous cell head and neck cancer (the IMEX study) did not achieve its primary objective of demonstrating improved overall survival compared with methotrexate chemotherapy. Although Iressa™ showed some evidence of anti-tumour activity in the trial, the Company has decided not to make a regulatory marketing application based upon this data. Data from the IMEX study will be presented at a suitable medical meeting in due course.

AstraZeneca PLC

PLATO, the phase III clinical trial for AZD6140, has commenced patient enrolment. PLATO is a head to head outcomes study of AZD6140 versus clopidogrel. The trial will be conducted in over 40 countries with 1,000 investigational centres and will include 18,000 Acute Coronary Syndrome (ACS) patients. PLATO is designed to reflect the “real world” by including a broad patient population in the study.

Calendar

1 February 2007	Announcement of fourth quarter and full year 2006 results
26 April 2007	Announcement of first quarter 2007 results
26 April 2007	Annual General Meeting
26 July 2007	Announcement of second quarter and half year 2007 results
1 November 2007	Announcement of third quarter and nine months 2007 results

David Brennan
Chief Executive Officer

Item 24

Consolidated Income Statement

For the nine months ended 30 September	2006 $m	2005 $m

Sales	19,321	17,664
Cost of sales	(3,981)	(3,968)
Distribution costs	(165)	(155)
Research and development	(2,778)	(2,506)
Selling, general and administrative costs	(6,585)	(6,292)
Other operating income	401	123

Operating profit	6,213	4,866
Finance income	621	484
Finance expense	(394)	(372)

Profit before tax	6,440	4,978
Taxation	(1,822)	(1,481)

Profit for the period	4,618	3,497

Attributable to:
Equity holders of the Company	4,611	3,482
Minority interests	7	15

	4,618	3,497

Basic earnings per $0.25 Ordinary Share	$2.93	$2.14
Diluted earnings per $0.25 Ordinary Share	$2.92	$2.14

Weighted average number of Ordinary Shares in issue (millions)	1,572	1,626
Diluted average number of Ordinary Shares in issue (millions)	1,578	1,627

Dividends declared in the period	2,217	1,676

Consolidated Income Statement

For the quarter ended 30 September	2006 $m	2005 $m

Sales	6,516	5,789
Cost of sales	(1,339)	(1,245)
Distribution costs	(53)	(51)
Research and development	(962)	(781)
Selling, general and administrative costs	(2,180)	(2,056)
Other operating income	124	39

Operating profit	2,106	1,695
Finance income	221	168
Finance expense	(140)	(120)

Profit before tax	2,187	1,743
Taxation	(595)	(513)

Profit for the period	1,592	1,230

Attributable to:
Equity holders of the Company	1,587	1,223
Minority interests	5	7

	1,592	1,230

Basic earnings per $0.25 Ordinary Share	$1.01	$0.76
Diluted earnings per $0.25 Ordinary Share	$1.01	$0.76

Weighted average number of Ordinary Shares in issue (millions)	1,562	1,611
Diluted average number of Ordinary Shares in issue (millions)	1,569	1,613

Consolidated Balance Sheet
	As at 30 September 2006 $m	As at 31 December 2005 $m	As at 30 September 2005 $m

ASSETS
Non-current assets
Property, plant and equipment	7,297	6,985	7,262
Intangible assets, including Goodwill	4,710	2,712	2,763
Other investments	137	256	239
Deferred tax assets	1,545	1,117	1,168

	13,689	11,070	11,432

Current assets
Inventories	2,209	2,206	2,493
Trade and other receivables	5,404	4,778	4,776
Other investments	413	1,624	1,242
Income tax receivable	651	183	184
Cash and cash equivalents	5,756	4,979	4,400

	14,433	13,770	13,095

Total assets	28,122	24,840	24,527

LIABILITIES
Current liabilities
Interest bearing loans and borrowings	(113)	(90)	(122)
Trade and other payables	(5,780)	(5,466)	(5,404)
Income tax payable	(2,195)	(1,283)	(1,215)

	(8,088)	(6,839)	(6,741)

Non-current liabilities
Interest bearing loans and borrowings	(1,089)	(1,111)	(1,122)
Deferred tax liabilities	(1,772)	(1,112)	(1,217)
Retirement benefit obligations	(1,752)	(1,706)	(1,678)
Provisions	(329)	(309)	(316)
Other payables	(309)	(72)	(84)

	(5,251)	(4,310)	(4,417)

Total liabilities	(13,339)	(11,149)	(11,158)

Net assets	14,783	13,691	13,369

EQUITY
Capital and reserves attributable to equity holders of the
Company
Share capital	388	395	399
Share premium account	1,620	692	638
Other reserves	1,856	1,831	1,866
Retained earnings	10,819	10,679	10,372

	14,683	13,597	13,275
Minority equity interests	100	94	94

Total equity	14,783	13,691	13,369

Consolidated Cash Flow Statement

For the nine months ended 30 September	2006 $m	2005 $m

Cash flows from operating activities
Profit before taxation	6,440	4,978
Finance income and expense	(227)	(112)
Depreciation and amortisation	917	933
(Increase)/decrease in working capital	(164)	72
Other non-cash movements	241	175

Cash generated from operations	7,207	6,046
Interest paid	(35)	(15)
Tax paid	(1,639)	(1,217)

Net cash inflow from operating activities	5,533	4,814

Cash flows from investing activities
Acquisition of businesses	(1,170)	-
Movement in short term investments and fixed deposits	1,353	(101)
Purchase of property, plant and equipment	(565)	(586)
Disposal of property, plant and equipment	20	77
Purchase of intangible assets	(489)	(137)
Purchase of non-current asset investments	(15)	(6)
Disposal of non-current asset investments	54	-
Interest received	259	137
Dividends paid by subsidiaries to minority interest	(4)	(5)

Net cash outflow from investing activities	(557)	(621)

Net cash inflow before financing activities	4,976	4,193

Cash flows from financing activities
Proceeds from issue of share capital	934	76
Repurchase of shares	(2,958)	(2,182)
Dividends paid	(2,220)	(1,717)
Movement in short term borrowings	36	8

Net cash outflow from financing activities	(4,208)	(3,815)

Net increase in cash and cash equivalents in the period	768	378
Cash and cash equivalents at the beginning of the period	4,895	3,927
Exchange rate effects	22	(16)

Cash and cash equivalents at the end of the period	5,685	4,289

Cash and cash equivalents consists of:
Cash and cash equivalents	5,756	4,400
Overdrafts	(71)	(111)

	5,685	4,289

Consolidated Statement of Recognised Income and Expense

For the nine months ended 30 September	2006 $m	2005 $m

Profit for the period	4,618	3,497
Foreign exchange adjustments on consolidation	565	(910)
Available for sale losses taken to equity	(11)	-
Actuarial loss for the period	(13)	(19)
Tax on items taken directly to reserves	95	4

Total recognised income and expense for the period	5,254	2,572

Attributable to:
Equity holders of the Company	5,248	2,571
Minority interests	6	1

	5,254	2,572

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the nine months ended 30 September 2006 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (EU). Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2005.

The information contained in Note 3 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2005.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	At 1 Jan 2006 $m	Cash Flow $m	Acquisitions $m	Non-cash Movements $m	Exchange Movements $m	At 30 Sept 2006 $m

Loans due after 1 year	(1,111)	-	-	22	-	(1,089)

Other investments - current	1,624	(1,353)	157	(19)	4	413
Cash and cash equivalents	4,979	754	-	-	23	5,756
Overdrafts	(84)	14	-	-	(1)	(71)
Short term borrowings	(6)	(36)	-	-	-	(42)

	6,513	(621)	157	(19)	26	6,056

Net funds	5,402	(621)	157	3	26	4,967

Non-cash movements in the period consist of fair value adjustments under IAS 39.

3	LEGAL PROCEEDINGS AND COMMITMENTS

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2005 and Half Year Results 2006.

Losec MUPS™ (omeprazole) / Nexium™ tablets (esomeprazole magnesium)
An oral hearing is scheduled to take place at the European Patent Office (EPO) on 26 October 2006 to hear appeals concerning the validity of an AstraZeneca formulation patent in Europe relating to Losec MUPS™ and Nexium™ tablets. The final decision of the EPO in these proceedings is expected to be announced on the same date. The European patent that is the subject of these proceedings relates only to Nexium™ in tablet formulation. Should there be a negative decision in respect of the formulation patent, AstraZeneca would continue to have a comprehensive intellectual property portfolio protecting Nexium™ itself, including several patents and data exclusivity.

An oral hearing is scheduled to take place at the EPO on 19 December 2006 to hear an appeal concerning the validity of an AstraZeneca substance patent in Europe relating to Nexium™. The final decision of the EPO in these proceedings is expected to be announced on the same date.

Nexium™ (esomeprazole magnesium)
In August 2006, AstraZeneca received a notice from Dr Reddy’s Laboratories, Inc. and Dr Reddy’s Laboratories, Ltd. that they had submitted an Abbreviated New Drug Application to the US Food and Drug Administration for esomeprazole magnesium delayed-release capsules, 20mg and 40mg, containing paragraph IV certifications of invalidity and/or non-infringement in respect of some, but not all, of AstraZeneca’s US patents listed in the FDA’s Orange Book with reference to Nexium™.

In particular, the notice from Dr Reddy’s did not challenge three Orange Book-listed patents claiming esomeprazole magnesium (US patents numbers 5,714,504; 5,877,192; and 6,875,872). AstraZeneca’s exclusivity relating to these three patents expires in 2014 and 2015 and Dr Reddy’s cannot market generic esomeprazole magnesium in the US until the end of the exclusivity afforded by these patents. As a result, AstraZeneca has not commenced proceedings against Dr Reddy’s in response to the ANDA filing.

AstraZeneca has full confidence in, and will continue vigorously to defend and enforce, its intellectual property rights protecting Nexium™, including those patents listed in the FDA’s Orange Book.

Seroquel™ (quetiapine fumarate)
In September 2006, AstraZeneca received a subpoena from the California Attorney General’s Office seeking information about the marketing and sale of Seroquel™ in California and its status on the state’s formulary. In the same month, AstraZeneca received a subpoena from the Alaska Attorney General’s Office in an unrelated investigation. The subpoena seeks information relating to the safety and efficacy of Seroquel™, as well as marketing practices relating to Seroquel™. AstraZeneca is in the initial stages of responding to these requests for information.

Zestril™ (lisinopril)
As previously disclosed, in April 2006 the Federal Court of Canada ruled in favour of AstraZeneca and Merck & Co., Inc. in the patent infringement case brought against Apotex, Inc. alleging infringement of Merck’s lisinopril patent in Canada. In October 2006, the Federal Court of Appeal in Canada upheld the lower court’s decision and dismissed Apotex’s appeal.

US Securities and Exchange Commission enquiry
AstraZeneca has received an informal enquiry from the US Securities and Exchange Commission seeking information about payments made to doctors and government officials in relation to AstraZeneca’s businesses in certain countries outside the US. AstraZeneca is cooperating fully with the SEC.

General
With respect to each of the legal proceedings described above, we are unable to make estimates of the loss or range of losses at this stage. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings.

Arrangements with Merck
As described in more detail in the Annual Report and Form 20-F Information 2005, AstraZeneca has significant arrangements with Merck & Co., Inc. relating to certain of our products and development compounds. These arrangements include exit provisions from 2008 onwards and we regularly monitor the value of the benefits we expect to receive.

The exit provisions are subject to a minimum overall net payment of $3.3 billion and will offer AstraZeneca unencumbered discretion in its operations in the US market (except in respect of Prilosec™ and Nexium™) without the restrictions of various contractual obligations that are currently imposed as a result of Merck’s interests, together with relief from contingent payment obligations. The projected value of the benefits to be obtained in 2008 depends on a number of factors, including the future contributions from products that have already been launched, those that are due to be launched in the US and those that are in development, together with the further value that AstraZeneca can extract from greater freedom to operate in the US.

4	NINE MONTHS TERRITORIAL SALES ANALYSIS

			% Growth

	9 Months 2006 $m	9 Months 2005 $m	Actual	Constant Currency

US	9,059	7,864	15	15
Canada	768	719	7	(1)

North America	9,827	8,583	14	13

France	1,219	1,265	(4)	(1)
UK	613	561	9	12
Germany	864	917	(6)	(3)
Italy	954	878	9	13
Sweden	228	232	(2)	3
Europe others	2,667	2,521	6	9

Total Europe	6,545	6,374	3	7

Japan	1,061	1,103	(4)	4
China	241	196	23	20
Rest of World	1,647	1,408	17	17

Total	19,321	17,664	9	11

5	THIRD QUARTER TERRITORIAL SALES ANALYSIS

			% Growth

	3rd Quarter 2006 $m	3rd Quarter 2005 $m	Actual	Constant Currency

US	3,100	2,621	18	18
Canada	255	231	10	1

North America	3,355	2,852	18	17

France	385	391	(2)	(7)
UK	213	181	18	14
Germany	284	296	(4)	(8)
Italy	294	269	9	5
Sweden	72	70	3	(3)
Europe others	870	805	8	4

Total Europe	2,118	2,012	5	1

Japan	370	367	1	7
China	85	61	39	36
Rest of World	588	497	18	18

Total	6,516	5,789	13	11

6	NINE MONTHS PRODUCT SALES ANALYSIS

	World				US

	9 Months 2006 $m	9 Months 2005 $m	Actual Growth %	Constant Currency Growth %	9 Months 2006 $m	Actual Growth %

Gastrointestinal:
Nexium	3,752	3,386	11	12	2,535	11
Losec/Prilosec	1,024	1,241	(17)	(15)	156	(18)
Others	54	51	6	8	14	75

Total Gastrointestinal	4,830	4,678	3	4	2,705	9

Cardiovascular:
Seloken/Toprol-XL	1,407	1,280	10	10	1,105	17
Crestor	1,403	915	53	53	792	50
Atacand	809	727	11	12	192	7
Tenormin	238	262	(9)	(6)	19	12
Zestril	229	248	(8)	(6)	21	-
Plendil	210	287	(27)	(26)	20	(74)
Others	213	235	(9)	(7)	2	(33)

Total Cardiovascular	4,509	3,954	14	15	2,151	23

Respiratory:
Pulmicort	892	824	8	9	564	20
Symbicort	861	742	16	19	-	-
Rhinocort	270	295	(8)	(8)	189	(12)
Oxis	65	69	(6)	(5)	-	-
Accolate	59	55	7	7	42	20
Others	105	115	(9)	(6)	-	-

Total Respiratory	2,252	2,100	7	9	795	11

Oncology:
Arimidex	1,096	856	28	30	440	28
Casodex	879	840	5	8	213	19
Zoladex	736	752	(2)	1	80	(15)
Iressa	174	201	(13)	(10)	12	(76)
Faslodex	138	101	37	38	75	12
Nolvadex	66	86	(23)	(18)	2	(33)
Others	16	8	-	-	8	-

Total Oncology	3,105	2,844	9	12	830	13

Neuroscience:
Seroquel	2,504	2,006	25	26	1,823	26
Local anaesthetics	396	380	4	7	65	35
Zomig	295	258	14	16	127	55
Diprivan	225	281	(20)	(19)	63	(44)
Others	44	50	(12)	(10)	13	-

Total Neuroscience	3,464	2,975	16	17	2,091	23

Infection and Other:
Merrem	437	375	17	18	84	38
Other Products	190	262	(27)	(25)	97	(37)

Total Infection and Other	627	637	(2)	(1)	181	(16)

Aptium Oncology	276	247	12	12	276	12
Astra Tech	258	229	13	16	30	43

Total	19,321	17,664	9	11	9,059	15

7	THIRD QUARTER PRODUCT SALES ANALYSIS

	World				US

	3rd Quarter 2006 $m	3rd Quarter 2005 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2006 $m	Actual Growth %

Gastrointestinal:
Nexium	1,280	1,127	14	13	879	15
Losec/Prilosec	324	376	(14)	(15)	56	(5)
Others	21	15	40	40	9	-

Total Gastrointestinal	1,625	1,518	7	6	944	15

Cardiovascular:
Seloken/Toprol-XL	473	437	8	7	373	12
Crestor	536	325	65	62	301	59
Atacand	279	238	17	13	70	23
Tenormin	77	87	(11)	(11)	6	(14)
Zestril	76	83	(8)	(10)	8	-
Plendil	68	82	(17)	(18)	9	(44)
Others	70	75	(7)	(11)	-	(100)

Total Cardiovascular	1,579	1,327	19	17	767	27

Respiratory:
Pulmicort	263	234	12	11	165	23
Symbicort	276	240	15	11	-	-
Rhinocort	83	91	(9)	(9)	58	(12)
Oxis	21	23	(9)	(13)	-	-
Accolate	20	14	43	43	15	88
Others	33	34	(3)	(3)	-	-

Total Respiratory	696	636	9	7	238	14

Oncology:
Arimidex	382	303	26	24	156	28
Casodex	299	276	8	7	73	20
Zoladex	255	258	(1)	(2)	28	(15)
Iressa	62	61	2	5	4	(67)
Faslodex	47	37	27	24	24	4
Nolvadex	21	26	(19)	(15)	-	-
Others	10	2	-	-	8	-

Total Oncology	1,076	963	12	11	293	17

Neuroscience:
Seroquel	848	706	20	19	613	19
Local anaesthetics	124	118	5	3	16	(6)
Zomig	99	86	15	13	41	52
Diprivan	64	76	(16)	(17)	12	(54)
Others	15	15	-	-	5	67

Total Neuroscience	1,150	1,001	15	14	687	16

Infection and Other:
Merrem	153	117	31	28	33	154
Other Products	57	73	(22)	(26)	32	(24)

Total Infection and Other	210	190	11	7	65	18

Aptium Oncology	95	82	16	16	95	16
Astra Tech	85	72	18	14	11	57

Total	6,516	5,789	13	11	3,100	18

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2006 results	1 February 2007
Announcement of first quarter 2007 results	26 April 2007
Annual General Meeting	26 April 2007
Announcement of second quarter and half year 2007 results	26 July 2007
Announcement of third quarter and nine months 2007 results	1 November 2007

DIVIDENDS

The record date for the first interim dividend paid on 18 September 2006 (in the UK, Sweden and the US) was 11 August 2006. Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 9 August 2006. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2006 payable on 19 March 2007 (in the UK, Sweden and the US) will be 9 February 2007. Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 7 February 2007. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:
First interim	Announced in July and paid in September
Second interim	Announced in January/February and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca Group of companies:

Accolate  Arimidex  Astra Tech  Atacand  Casodex  Crestor  Diprivan  Faslodex  Iressa  Losec  Losec MUPS  Merrem  Nexium  Nolvadex  Oxis  Plendil  Prilosec  Pulmicort  Pulmicort Respules  Rhinocort  Rhinocort Aqua  Seloken  Seroquel  Seroquel SR  Symbicort  Symbicort SMART  Tenormin  Toprol-XL  Zestril  Zoladex  Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities
Transfer Office	for ADRs		Registration Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	JPMorgan Service Center	London	PO Box 7822
The Causeway	PO Box 3408	W1K 1LN	SE-103 97 Stockholm
Worthing	South Hackensack	UK	Sweden
West Sussex	NJ 07606-3408
BN99 6DA	US
UK		Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000
Tel (freephone in UK):	Tel (toll free in US):
0800 389 1580	888 697 8018
Tel (outside UK):	Tel: +(201) 680 66301
+44 (0)121 415 7033

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; and the risk of environmental liabilities.

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its close period share repurchase programme, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 398,464 ordinary shares of AstraZeneca PLC at a price of 3300 pence per share on 26 October 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,544,016,811.

G H R Musker
Company Secretary
27 October 2006

Item 26

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period 1 November 2006 to 30 November 2006.

Any purchases will be effected within certain pre-set parameters and in accordance with both AstraZeneca PLC’s general authority to repurchase shares and the Listing Rules.

G H R Musker
Company Secretary
27 October 2006

Item 27

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 30 October 2006 we were informed by Wellington Management Company, LLP, a registered investment advisor in the U.S., that on 30 October 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 60,565,299 shares (3.92 per cent of the current issued ordinary capital) from the previously notified level of 78,671,049 shares (4.98 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
30 October 2006